**WESTBURY GROUP LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

| | |
|---|---|
| **Assets** | |
| Cash | $ 87,645 |
| Prepaid expenses | 8,326 |
| Deposits | 8,550 |
| Property and equipment, net | 8,471 |
| **Total Assets** | $ 112,992 |
| **Liabilities and Members' Equity** | |
| Liabilities | |
| Accrued expenses and other liabilities | $ 65,981 |
| **Total Liabilities** | 65,981 |
| Members' Equity | 47,011 |
| **Total Liabilities and Members' Equity** | $ 112,992 |

The accompanying notes are an integral part of these financial statements.